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                                                                 Exhibit (a)(1)

         Exhibit (a)(1)-Letter to Shareholders, dated January 25, 2001

                               [DRI LETTERHEAD]

January 25, 2001

Dear Stockholder:

  On January 11, 2001, Court Square Capital Ltd., an affiliate of Citigroup Inc. ("Court Square"), filed a Schedule TO to commence an unsolicited tender offer (the "Offer") to purchase all of the outstanding shares of Class A common stock of Delco Remy International, Inc. (the "Company") not currently owned or controlled by affiliates of Court Square, at a price of $8.00 per share, net to the seller in cash (less any required withholding taxes), without interest thereon.

  At a meeting on December 26, 2000, after Court Square publicly announced its intention to commence the Offer, the Company's Board of Directors appointed a special committee (the "Special Committee") to consider the Offer. The Special Committee has determined that it has not had sufficient time or information available to it to make a recommendation with respect to the Offer at this time and recommends that holders of the Company's Class A common stock take no action with respect to the Offer at this time. The Special Committee expects that it will be able to make a recommendation with respect to the Offer and inform the Company's stockholders of its recommendation, in the near future, after it has completed its review and the discussions that are proceeding with respect to the Offer and possible alternatives.

  Enclosed for your consideration is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. These documents should be read carefully and considered thoroughly before any action is taken with respect to the Offer.

                                          Sincerely,

                                          /s/ Thomas J. Snyder

                                          Thomas J. Snyder,
                                          President and Chief Executive
                                           Officer